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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT NO. __)

                           TITAN PHARMACEUTICALS, INC.
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    888314101
                                    ---------
                                 (CUSIP Number)

                                  JULY 10, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                               [ ] Rule 13d-1 (b)

                               [X] Rule 13d-1 (c)

                               [ ] Rule 13d-1 (d)

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   888314101               13G                     PAGE 2 OF 7 PAGES


1.    Names of Reporting Persons.
      I.R.S. Identification No. of Above Persons (entities only)

      Vertical Fund I, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group *
            (a)   [  ]
            (b)   [X]


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3.    SEC Use Only


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4.    Citizenship or Place of Organization

      Delaware

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      Number of Shares Beneficially Owned by Each Reporting Person with


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5.    Sole Voting Power       1,211,247

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6.    Shared Voting Power           0

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7.    Sole Dispositive Power  1,211,247

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8.    Shared Dispositive Power      0

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person  1,211,247

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10.   Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* [  ]

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11.   Percent of Class Represented by Amount in Row (9)          4.38%

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12.   Type of Reporting Person*                    PN

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      *     SEE INSTRUCTIONS BEFORE FILING OUT.


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CUSIP NO. 888314101                 13G                     PAGE 3 OF 7 PAGES


1.    Names of Reporting Persons.
      I.R.S. Identification No. of Above Persons (entities only)

      Vertical Fund II, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group *
            (a)   [  ]
            (b)   [X]

--------------------------------------------------------------------------------
3.    SEC Use Only


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4.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
      Number of Shares Beneficially Owned by Each Reporting Person with


--------------------------------------------------------------------------------
5.    Sole Voting Power       318,753

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6.    Shared Voting Power           0

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7.    Sole Dispositive Power  318,753

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8.    Shared Dispositive Power      0

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person   318,753

--------------------------------------------------------------------------------
10.   Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* [  ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                 1.15%

--------------------------------------------------------------------------------
12.   Type of Reporting Person*                PN

--------------------------------------------------------------------------------

      *     SEE INSTRUCTIONS BEFORE FILING OUT.


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ITEM 1(a).  NAME OF ISSUER:

            Titan Pharmaceuticals, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            400 Oyster Point Blvd., Suite 505
            South San Francisco, CA  94080

ITEM 2(a).  NAME OF PERSON FILING:

            Vertical Fund I, L.P. ("VFI") and
            Vertical Fund II, L.P. ("VFII") (together, the "Partnerships")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Each of the Partnerships has a principal business address at 25 DeForest Avenue, Summit, New Jersey 07901.

ITEM 2(c).  CITIZENSHIP:

            Each of the Partnerships is a Delaware limited partnership.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            888314101



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ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR
            13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

            (b)   [  ] Bank as defined in Section 3(a)(6) of the Exchange
                  Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

            (e)   [  ] An investment adviser in accordance with Rule 13d-1(b)(1)
                  (ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)   [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            None of the above. The statement is filed pursuant to Rule 13d-1(c).


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ITEM 4.     OWNERSHIP.

            (a)   Amount Beneficially Owned: 1,530,000 shares of Common Stock

            (b)   Percent of Class:  5.54%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 1,530,000

                  (ii)  shared power to vote or to direct vote: 0

                  (iii) sole power to dispose or to direct the
                        disposition of:  1,530,000

                  (iv)  shared power to dispose or to direct
                        the disposition of:  0

      The foregoing amounts of shares and percentage represent the combined holdings of the two Partnerships as of July 12, 2002. Of such amounts, 1,211,247 shares (4.38% of the total outstanding) are beneficially owned by VFI and 318,753 shares (1.15% of the total outstanding) are beneficially owned by VFII. The Partnerships are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P., a Delaware limited partnership, and the Partnerships may be deemed to constitute a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.


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ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2002

                                          VERTICAL FUND I, L.P.

                                          By: THE VERTICAL GROUP, L.P.
                                          General Partner

                                          By:  /s/ John E. Runnells
                                             ---------------------------
                                                John E. Runnells
                                                General Partner.


                                          VERTICAL FUND II, L.P.

                                          By: THE VERTICAL GROUP, L.P.
                                          General Partner

                                          By:  /s/ John E. Runnells
                                             ---------------------------
                                                John E. Runnells
                                                General Partner.



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